UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-51716
CUSIP NUMBER:	18450Q 109

(Check One):	[] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	February 28, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

CLEAN POWER TECHNOLOGIES INC.
Full Name of Registrant

Former Name if Applicable

Unit 7(W) E-Plan Industrial Estate New Road
Address of Principal Executive Office (Street and Number)

New Haven, East Sussex, UK, BN90EX
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the period ended February 28, 2010 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to April 14, 2010.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	ABDUL MITHA	+44	1273-516013
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
The Company is a development stage company currently involved in the development of a new technology and has earned no revenues from inception (May 12, 2006) to the six month period ending February 28, 2010.  The Company expects to report operating losses of approximately $1,900,000 for the six months ended February 28, 2010 compared to losses of $1,964,008 from the same period in the previous year. Operating losses incurred from May 12, 2006 (date of inception) to the six month period ended February 28, 2010 totalled approximately $17,590,000.

The major categories resulting in the Company’s expected losses for the current period of approximately $1,900,000 are as follows:  Professional fees- approximately $400,000 (2009- 143,774); Salaries and consulting fees – approximately $870,000 (2009- $882,638); Office and administrative expenses - $480,000 (2009- $450,958).

Additionally, reported under other income and expense the Company expects to record derivative income of approximately $1,950,000 (2009- $2,125,162) and interest expense of approximately $700,000 (2009 - $243,488) during the six month period ended February 28, 2010. As a result, the other income (loss) incurred from May 12, 2006 (date of inception) to the six month period ended February 28, 2010 is expected to total approximately $385,000.

Net losses for the comparative six month periods are expected to be $690,000 (2010) and $128,204 (2009) respectively.

CLEAN POWER TECHNOLOGIES INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 14, 2010	By:	/s/ Abdul Mitha
		Name:	Abdul Mitha
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).